BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

10 July 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

dlw 7/16

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 July 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date



Embargoed until 0700 hrs Thursday 10 July 2003

BAA announces June traffic figures

BAA's seven UK airports handled 12.0 million passengers in June 2003, an increase of 2.9% against the previous year. The increase confirms the gradual recovery of the air travel market following the outbreak of the SARS virus and the end of hostilities in Iraq.

Among the individual airports, Heathrow added 0.9% traffic, while Stansted increased by 13.1%. Last June, the Golden Jubilee bank holidays boosted charter traffic growth, so by comparison this year's charter traffic is lower and resulted in a fall of 1.6% in passenger levels at Gatwick airport for the month. The start of low fare services from Southampton saw passengers travelling through BAA's south coast airport increase by 69.8% to a total of 121,500 passengers in the month.

At BAA's Scottish airports Glasgow recorded a 3.1% increase, taking the airport's 12 month total beyond the 8 million passenger level for the first time, while Edinburgh saw an increase of 11.8%. Aberdeen fell slightly, by 0.1%.

The continued expansion of low cost scheduled airlines and full service airlines offering lower fares enabled European scheduled routes to grow by 10.1% and domestic traffic to increase by 8.4%.

Long-haul traffic continued to recover from the geopolitical and SARS impacts. Downward pressure on North Atlantic traffic in recent months eased in June, when passenger



Corporate Affairs
130 Wilton Road, London SW1V 1LQ
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numbers fell by 1.6%. Other long haul markets, affected by the SARS travel restrictions, were down 3.2%, but have started to show improvement since the restrictions were lifted.

Across the group, air transport movements rose by 2.7%. Cargo tonnage was down by 2.5%, reflecting capacity reductions on Far East routes.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: Caroline Corfield, BAA plc
Tel:+44 (0) 20 7932 6654

City enquiries: Maureen Spence, BAA plc
Tel: +44 (0) 20 7932 6776

BAA Traffic Summary : June 2003

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Jun 03	% Change**	12 months to June 03	% Change***
Heathrow	5,544.0	0.9	15,350.4	-2.2	62,601.4	4.1
Gatwick	2,929.0	-1.6	7,786.6	3.0	29,865.6	1.5
Stansted	1,663.9	13.1	4,542.4	11.7	17,220.6	18.6
London Area Total	**10,136.9**	**1.9**	**27,679.4**	**1.3**	**109,687.6**	**5.4**
Southampton	121.5	69.8	314.8	51.2	901.0	10.0
Glasgow	809.3	3.1	2,176.4	5.4	8,012.9	7.3
Edinburgh	669.6	11.8	1,918.5	9.4	7,236.8	11.9
Aberdeen	224.5	-0.1	648.8	-2.7	2,556.5	0.6
Scottish Total	**1,703.3**	**5.9**	**4,743.7**	**5.8**	**17,806.2**	**8.1**
BAA Total	**11,961.7**	**2.9**	**32,737.9**	**2.2**	**128,394.8**	**5.8**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Jun 03	% Change**	12 months to June 03	% Change***
Heathrow	38,169	-0.6	112,538	-2.9	457,804	0.6
Gatwick	21,125	-0.3	59,713	-0.3	237,105	1.4
Stansted	15,079	14.5	42,465	8.5	165,273	11.6
London Area Total	**74,373**	**2.2**	**214,716**	**-0.1**	**860,182**	**2.8**
Southampton	2,960	25.6	8,389	17.3	29,071	2.5
Glasgow	8,083	2.2	23,078	0.5	88,855	-1.6
Edinburgh	8,889	2.5	26,490	-1.5	105,815	2.2
Aberdeen	6,713	0.2	20,117	-3.9	80,162	-5.8
Scottish Total	**23,685**	**1.7**	**69,685**	**-1.5**	**274,832**	**-1.5**
BAA Total	**101,018**	**2.7**	**292,790**	**-0.0**	**1,164,085**	**1.7**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Jun 03	% Change**	12 months to June 03	% Change***
Heathrow	103,037	-1.8	304,545	-1.1	1,249,733	7.0
Gatwick	18,594	-10.1	54,711	-8.6	234,952	-6.2
Stansted	15,994	1.7	47,680	3.2	193,631	12.9
London Area Total	**137,625**	**-2.6**	**406,936**	**-1.7**	**1,678,316**	**5.6**
Southampton	35	-2.7	101	-1.9	379	1.5
Glasgow	651	-2.5	1,474	-8.6	5,288	-0.2
Edinburgh	1,990	11.5	6,335	20.0	24,095	43.0
Aberdeen	306	0.1	895	-6.9	3,540	-12.6
Scottish Total	**2,947**	**6.8**	**8,704**	**10.8**	**32,923**	**25.7**
BAA Total	**140,607**	**-2.5**	**415,741**	**-1.5**	**1,711,617**	**5.9**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of June 2002

** compared to the three months April to June 2002

Market Comparison: June 2003

Market	*BAA Total June 02 (000s)*	*BAA Total June 03 (000s)*	*% Change*
Domestic	2,046	2,217	8.4
Eire	541	549	1.3
European Scheduled	4,154	4,572	10.1
European Charter*	1,711	1,526	-10.8
North Atlantic	1,755	1,727	-1.6
Other Long Haul	1,417	1,371	-3.2
Total	**11,624**	**11,962**	**2.9**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.